Exhibit 21
SUBSIDIARIES OF THE REGISTRANT

Subsidiaries (a)	Jurisdiction of Incorporation
Bath & Body Works Brand Management, Inc.	Delaware
Bath & Body Works Direct, Inc.	Delaware
Bath & Body Works, LLC	Delaware
Beauty Specialty Holding, LLC	Delaware
L Brands (Overseas), Inc.	Delaware
L Brands Service Company, LLC	Delaware
PCAB S.à.r.l.	Luxembourg
Retail Store Operations, Inc.	Delaware

(a)    The names of certain subsidiaries are omitted because such unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of January 29, 2022.